Prospectus Supplement

John Hancock Investors Trust (the fund)

Supplement dated February 2, 2023 to the current Prospectus, as supplemented (the Prospectus)

The following replaces any references, contained either in the Prospectus or the Prospectus Supplement, with respect to the Fund’s: (i) last reported sale price; (ii) net asset value (“NAV”) per Common Share; and (iii) percentage premium to NAV per Common Share.

The last reported sale price, NAV per share and percentage discount to NAV per share of the Common Shares as of February 1, 2023 were $13.80, $14.34, and -3.77%, respectively.

You should read this supplement in conjunction with the Prospectus and retain it for your future reference.

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